Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Defers Separation Time in Shareholder Rights Plan

Vancouver, BC – September 27, 2012 – Petaquilla Minerals Ltd. ("Petaquilla”) announces that its board of directors has elected to defer the "Separation Time" (as defined below) in accordance with the terms of its shareholder rights plan (the "Rights Plan").

On March 7, 2006, the board of directors of Petaquilla implemented the Rights Plan. The Rights Plan was adopted in order to provide the board of directors of Petaquilla with sufficient time to assess and evaluate any takeover bid or other potential change of control transaction, and to explore and develop alternatives that maximise shareholder value and to give shareholders adequate time to consider any such transaction. Following Inmet Mining Corporation’s announcement on September 5, 2012, that it intended to commence an offer to acquire all of the outstanding common shares of Petaquilla, the board of directors of Petaquilla has elected, in accordance with the terms of the Rights Plan, to defer the Separation Time. In accordance with the terms of the Rights Plan, the rights were scheduled to separate and trade separately on the tenth trading day following the first public announcement of the current intention of any person to commence a takeover bid for Petaquilla that is not a “Permitted Bid” under the Rights Plan, or such later time as may be determined in good faith by the board of directors of Petaquilla. The board of directors of Petaquilla has therefore elected, in accordance with the Rights Plan, to defer the Separation Time until the earlier of (i) such date as may be determined in good faith by the board of directors prior to the time any person becomes an "Acquiring Person" under the Rights Plan or (ii) unless otherwise determined by the board of directors, the day immediately prior to the date on which an "Acquiring Person" becomes such.

About Petaquilla Minerals Ltd. - Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama-a region known historically for gold content. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.